

05041597

SECURI[...]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
amended

SEC FILE NUMBER
8-41557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orion Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North End Avenue
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan Brown - CEO (212) 857 - 6999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Company, L.L.C.
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue	Union	New Jersey	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orion Capital Group, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAMELA A. CALIENDO
Notary Public, State of New York
No. 01CA4851643
Qualified in Kings County
Commission Expires March 24, 2006.

THE ORION CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2005

WITH

INDEPENDENT AUDITORS' REPORT

THE ORION CAPITAL GROUP, INC.

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Orion Capital Group, Inc.
1 North End Avenue, Suite 1101
New York, NY 10282

We have audited the accompanying balance sheet of The Orion Capital Group, Inc. as at June 30, 2005, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orion Capital Group, Inc. as at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

August 8, 2005

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

033580R6.05Y

THE ORION CAPITAL GROUP, INC.
BALANCE SHEET
AS AT JUNE 30, 2005

ASSETS

Cash	$ 91,851
Commission receivable	31,596
Due from clearing organization	35,000
Security deposit	300
TOTAL ASSETS	$158,747

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses		$ 19,384
Payroll taxes payable		7,777
Income taxes payable		768
Total liabilities		27,929
Stockholder's Equity:		
Common stock - par value $1.00 per share, 1,000 shares authorized, 100 shares issued and outstanding	100	
Paid in capital	151,379	
Accumulated deficit	(20,661)	
Total stockholders' equity		130,818
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$158,747

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2005

Revenues:		
Commissions	$ 508,130	
Dividends	454	
Total revenues		$ 508,584
General and Administrative expenses:		
Payroll	116,082	
Payroll taxes	10,498	
Regulatory fees	7,733	
Bank charges and wire fees	462	
Professional fees	2,850	
Administrative fees	82,973	
Clearance charges	173,542	
Management fees	66,571	
Payroll service fees	934	
Outside services	84	
State and city corporate taxes	1,174	
Total general and administrative expenses		462,903
Income before income taxes		45,681
Income taxes		
Federal	-0-	
State and city	768	
Total income taxes		768
Net income		$ 44,913

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:		
Net income		$ 44,913
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in:		
Due from clearing organization	(35,000)	
Commissions receivable	(31,596)	
Security deposit	(300)	
Increase (decrease) in:		
Payroll taxes payable	777	
Accrued expenses	18,929	
Income taxes payable	768	
Total adjustments		(39,422)
Net cash provided by operating activities		5,491
Cash flows from financing activities:		
Paid in capital contributed		29,307
Net increase in cash		34,798
Cash beginning of year		57,053
Cash, end of year		$ 91,851
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest		$ -0-
Income taxes		$ 1,174

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
JUNE 30, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, July 1, 2004	$ 100	$122,072	$(65,574)	$ 56,598
Capital contributions	-0-	29,307	-0-	29,307
Net income	-0-	-0-	44,913	44,913
Balance, June 30, 2005	$ 100	$151,379	$(20,661)	$130,818

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2005

Balance - beginning of year	$ -0-
Increases	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report.

THE ORION CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENT
AS AT JUNE 30, 2005

Note 1 - Organization and Summary of Significant Accounting Policies:

Name Change

The Orion Capital Group, Inc. formerly Anima Enterprises, Inc. changed its name on March 9, 2004

Organization

The Orion Capital Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company is a wholly-owned subsidiary of Orion Capital Holdings, L.L.C. Under an agreement between the company and its parent, the parent pays substantially all of the Company's operating expenses.

As at June 30, 2005, the company was in compliance with all minimum capital requirements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2005, the company had net capital of $130,518, which was $125,518 in excess of its minimum dollar net capital requirement of $5,000.

THE ORION CAPITAL GROUP, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT JUNE 30, 2005

Schedule 1

Total stockholder's equity	$130,818
Total capital	130,818
Less: Deductions and/or charges: Non-allowable assets	300
Net capital before haircuts on securities positions	130,518
Less: Haircuts on securities	-0-
Net capital	130,518
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
REMAINDER: Net capital in excess of all requirements	$125,518

Aggregate indebtedness	$ 27,929	= 21.40%
Net capital	$130,518	

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part IIA Filing of Form X-17a-5, and found a difference of $768. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

THE ORION CAPITAL GROUP, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT JUNE 30, 2005

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through Assent, L.L.C. on a fully disclosed basis.

See independent auditors' report.

THE ORION CAPITAL GROUP, INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED JUNE 30, 2005

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

THE ORION CAPITAL GROUP, INC.
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT JUNE 30, 2005

Schedule 4

The computation of net capital per the audited financial statements as at June 30, 2005, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $768. The difference was a result of year end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L. C.



INDEPENDENT AUDITOR'S REPORT


PROCESSING
SECTION
2005

Board of Directors
The Orion Capital Group, Inc.
1 North End Avenue, Suite 1101
New York, NY 10282

We have audited the Focus Report Form X-17A-5 of The Orion Capital Group, Inc. as of June 30, 2005 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

August 8, 2005

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN  COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C-3-3

Board of Directors
The Orion Capital Group, Inc.
1 North End Avenue, Suite 1101
New York, NY 10282

In planning and performing our audit of the financial statements and supplementary information of The Orion Capital Group, Inc. for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17A-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15C-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

(cont'd...)

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

M. I. Grossman & Company

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

August 8, 2005